EXHIBIT (C)(2)

Presentation to

the Board of Directors

regarding

Project Champa

BB&T Capital Markets

January 3, 2001

Table of Contents

Transaction Summary

Target

Code name: Champa

Acquirer

Cupola Group is a regionally focused operating group with businesses in the Middle East and South Asia. Cupola's goal is to start new businesses or acquire existing ones that have strong growth characteristics. Cupola currently owns and operates companies in 8 different countries. These companies operate in 4 sectors including retail, consumer, information, and engineering. Cupola is headquartered in Dubai, UAE with offices throughout the Middle East as well as in Geneva, London and Washington, DC.

Several of the Cupola principals that have sponsored the Champa transaction are in the process of affiliating with another Middle East based financial sponsor, Rasmala, whose shareholders and investors include Deutsche Bank, Saudi American Bank (part of CitiGroup), Shuaa Capital and a group of prominent investors from the Kingdom of Saudi Arabia. A Rasmala entity will be the surviving entity that acquires Champa.

Timing

Cupola and Champa have been in discussions regarding a potential transaction since Cupola first approached Champa in July 2001. During this period, Cupola conducted further due diligence and has recently stated its intention to launch a tender offer for all of the outstanding shares of Champa. Tentative timing is as follows:

▪ BBTCM presentation to independent directors	December 28, 2001
▪ BBTCM presentation to Board of Champa	January 3, 2002
▪ Announce transaction	January 3rd or 4th, 2002
▪ Launch tender offer	Week of January 7, 2002
▪ Anticipated closing	March 2002

Terms

Cupola has offered $12.00 in cash for each share of Champa and will assume debt of $1.5 million. The Chairman and the President & CEO of Champa together own just over 50% of the common shares outstanding and have agreed to tender all of their shares. The President & CEO intends to contribute his proceeds to Newco and retain a significant ownership stake, and both individuals will sign multi-year employment contracts.

In the event Champa accepts a higher offer from another bidder after the commencement of the tender offer by Cupola, there is a break-up fee of $2 million.

Valuation

At $12.00 per share, the equity value of Champa is $60.26 million and the enterprise value is $52.90 million (after adjusting for -$7,366,000 in net debt)[1].

Implied multiples are as follows:

1.0x	LTM net revenue
5.3x	LTM EBITDA
7.8x	LTM EBIT
12.6x	LTM net income
12.0x	estimated 2001 earnings
9.9x	estimated 2002 earnings

$12.00 per share is a 18.8% premium to Champa's 1/2/02 closing price of $10.10

(1) Net Debt is equal to total debt minus cash and equivalents and short-term investments.

BB&T Capital Markets ("BBTCM"), a division of Scott & Stringfellow, has been engaged by the Board of Directors of Champa ("the Company") to issue an opinion as to the fairness from a financial point of view of the proposed acquisition by Cupola Group. The following is an overview of our relationship with the Company and the steps we have taken in formulating our opinion:

- ***Existing Relationship*** - BBTCM has published equity research on Champa since serving as the sole managing underwriter for Champa's secondary equity offering in May 1998 and is an active market maker of Champa shares. In September 2001, Frank Mountcastle, Managing Director of BBTCM's Logistics & Transportation Investment Banking Group, accepted an invitation to serve on the Board of Directors of Champa.
- ***Diligence Update*** - BBTCM reviewed certain publicly available financial statements and other information of the Company; BBTCM also conducted interviews with members of the Champa management team and reviewed a diligence package prepared by the Company that included a draft of the definitive agreement and up-to-date financial statements. We discussed various terms of the transaction with Champa's counsel and also had discussions with the buyer regarding their strategy for Champa post-acquisition.
- ***Valuation Methodologies*** - BBTCM has based its opinion of the transaction upon the following valuation techniques: (i) Comparable Public Companies Analysis; (ii) Comparable Transactions Analysis; (iii) Premiums Paid Analysis; and (iv) Discounted Cash Flow Analysis.

Company Overview

Champa is a provider of international and domestic express package delivery, freight forwarding, logistics and other transportation services primarily to, from and within the Middle East and the Indian Sub-Continent.

- Since its founding in 1982, the Company has expanded its station/office network to include 120 locations in 33 countries.
- From 1997 through 2000, the Company's total revenues increased from $66.3 million to $106.5 million and net income increased from $3.1 million to $4.9 million.
- The Company provides its services from its main hubs in Dubai, UAE, London, New York and Amman, Jordan. The Company also holds a majority interest in a direct marketing and mail order business, Middle East Direct Marketing ("MED").
- The majority of the Company's revenue is generated in the Middle East which accounted for 77%, 78% and 78% of Champa's total revenue in 2000, 1999 and 1998 respectively.
- As of April 1, 2001, Champa had 2,411 employees.

Historically, the majority of Champa's business has been provided by its international express package delivery operations and freight forwarding services.

International Express Delivery Service. Express shipments consist of small packages, typically ranging in weight up to 110 pounds with time-sensitive delivery requirements. The Company offers its express delivery services on an international basis to both retail and wholesale express accounts and offers its customers the ability to track their shipments on the world wide web through the Company's web site. At December 31, 2000, the Company had approximately 31,000 retail express accounts and 530 wholesale express accounts.

Freight Forwarding Services. The Company offers a wide range of freight forwarding services, including air, land and ocean freight forwarding consolidation, warehousing, customs clearance and break-bulk services. Freight forwarding shipments typically have gross weights in excess of 50 kilograms, often require more handling and are normally less time-sensitive than express shipments. Champa provides full "door to door" service from, to and within the Middle East and the Indian Sub-Continent. A significant portion of the Company's freight forwarding business involves consignee sales (imports) and, to a lesser extent exports.

Additional revenue sources include domestic express delivery and direct marketing.

Domestic Express Delivery Services. The Company has developed an extensive network for the express delivery of small parcels and has the capability to pick-up and deliver shipments from city to city in every country in which it operates, thereby satisfying customers' local distribution and information needs. Customers for these domestic express delivery services include e-commerce-related businesses, local distributors, pharmaceutical companies, banks and a TV home shopping network.

MED Direct Marketing and Mail Order Catalog Services. MED assists customers in selecting, ordering and delivering a broad variety of merchandise from the catalogs of retail and mail order companies based principally in the United States and Europe. Customers may place orders directly at MED locations or over the telephone by calling the Company's customer service representatives. The Company takes delivery of all orders at airport locations in New York City, London (UK) and Paris (France) and then delivers the product to the customer. The Company offers a limited guarantee on each purchase.

Company Overview

Income Statements ($000s except per share figures)

	Fiscal Year Ending December 31,		9 Months Ending Sept. 30,		
	1999	**2000**	**2000**	**2001**	**LTM**
Revenue					
Express	$46,161	$47,755	$35,416	$37,071	$49,410
Freight forwarding	34,525	41,110	30,014	33,835	44,931
Domestic	9,311	11,579	8,503	10,221	13,297
MED	2,618	3,313	2,154	2,243	3,402
Other	2,491	2,758	1,576	1,992	3,174
Total Revenue	95,106	106,515	77,663	85,362	114,214
% Growth	*13.7%*	*12.0%*		*9.9%*	
Net Revenue					
Express	27,742	29,348	21,850	22,598	30,096
Freight forwarding	8,107	8,635	6,256	7,524	9,903
Domestic	6,932	8,805	6,500	7,829	10,134
MED	746	1,000	528	635	1,107
Other	1,249	1,552	946	1,368	1,974
Total Net Revenue	44,776	49,340	36,080	39,954	53,214
% of Total Revenue	*47.1%*	*46.3%*	*46.5%*	*46.8%*	*46.6%*
EBITDA	7,034	8,379	5,250	6,765	9,894
% of Total Revenue	*7.4%*	*7.9%*	*6.8%*	*7.9%*	*8.7%*
Operating Income	4,731	5,795	3,536	4,546	6,805
% of Total Revenue	*5.0%*	*5.4%*	*4.6%*	*5.3%*	*6.0%*
Net Income (1)	4,209	4,852	3,306	3,203	4,749
% of Operating Revenue	*4.4%*	*4.6%*	*4.3%*	*3.8%*	*4.2%*
Basic Earnings Per Share	$0.86	$1.00	$0.68	$0.66	$0.98
Diluted Earnings Per Share	$0.85	$0.97	$0.66	$0.64	$0.95

(1) Net Income and EPS figures do not reflect payment of income taxes.

Company Overview

Balance Sheet ($000s)

	As of period ending	
	September 30, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash on hand and at banks	$10,971	$9,077
Receivables, net	28,807	26,346
Other current assets	4,579	3,896
Total current assets	**44,357**	**39,319**
Property, plant and equipment, net	6,459	7,205
Goodwill, net	1,022	1,134
Investment in available for sale securities	2,723	2,634
Investment in affiliate	1,647	2,281
Other assets	2,697	982
Total Assets	**$58,905**	**$53,555**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Due to banks	$870	$662
Current portion of long term debt	172	504
Trade payables	6,699	7,925
Other current liabilities	7,803	4,589
Total current liabilities	**15,545**	**13,680**
Long term debt	475	430
Deferred income taxes	11	24
Other liabilities	2,688	2,402
	3,174	**2,856**
Minority interests in subsidiaries	**2,088**	**2,059**
Shareholders' Equity	**38,098**	**34,960**
Total Liabilities and Shareholders' equity	**$58,905**	**$53,555**

Stock Price Performance (since 1/1/2000)

1/2/2002	52-Week		Since 1/1/00		Average	% Price Appreciation	
Price	Low	High	Low	High	Daily Volume	LTM	Since 1/1/00
$10.10	$8.10	$12.50	$8.00	$15.00	4,675	8.5%	9.2%



$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
Price
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Volume
1/3/2000
5/2/2000
8/29/2000
12/28/2000
4/30/2001
8/27/2001
12/31/2001

Company Overview -
Stock Price Trading Analysis (since 1/1/2000)

Volume Below $12 Offer Price	**89.3%**
Volume at $12 Offer Price	**0.5%**
Volume Above $12 Offer Price	**10.2%**

Trading Range	Days in Range	% of Total Days Traded	Trading Volume	% of Total Trading Volume
$8.00 - $9.99	198	39.6%	823,400	35.2%
$10.00 - $11.99	270	54.0%	1,265,600	54.1%
$12.00 - $13.99	29	5.8%	179,100	7.7%
$14.00 - $15.99	3	0.6%	72,300	3.1%
Total	**500**	**100.0%**	**2,340,400**	**100.0%**



1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Volume
1/2 Price - $10.10
Offer Price - $12.00
35.2%
54.1%
7.7%
3.1%
$8.00 - $9.99
$10.00 - $11.99
$12.00 - $13.99
$14.00 - $15.99

Company Overview

Stock Price Performance (since 1/1/2001)

1/2/2002	Since 1/1/01		Average	% Price Appreciation	
Price	Low	High	Daily Volume	Since 1/1/01	Since 9/10/01
$10.10	$8.10	$12.50	3,998	8.5%	2.5%



$13.00
$12.00
$11.00
$10.00
$9.00
$8.00
$7.00
$6.00
Price
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Volume
1/2/2001
4/2/2001
6/29/2001
10/3/2001
1/2/2002

Company Overview -
Stock Price Trading Analysis (since 1/1/2001)

Volume Below $12 Offer Price	**98.6%**
Volume at $12 Offer Price	**0.5%**
Volume Above $12 Offer Price	**0.9%**

Trading Range	Days in Range	% of Total Days Traded	Trading Volume	% of Total Trading Volume
$8.00 - $9.99	93	37.3%	243,300	24.4%
$10.00 - $11.99	150	60.2%	740,700	74.2%
$12.00 - $13.99	6	2.4%	14,400	1.4%
Total:	**249**	**100.0%**	**998,400**	**100.0%**



800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Volume
1/2/02 Price - $10.10
74.2%
Offer Price - $12.00
24.4%
1.4%
$8.00 - $9.99
$10.00 - $11.99
$12.00 - $13.99

Company Overview

Relative Stock Price Performance

Price Appreciation Since 1/1/00	
Champa	9.2%
BB&TCM Comparative Company Index (1)	(10.2%)
S&P 500 Index	(20.7%)
NASDAQ	(52.1%)


175%
150%
125%
100%
75%
50%
25%
1/3/2000
3/3/2000
5/3/2000
7/3/2000
9/3/2000
11/3/2000
1/3/2001
3/3/2001
5/3/2001
7/3/2001
9/3/2001
11/3/2001
NASDAQ
S&P 500
Champa
BB&TCM Comparative Company Index

(1) BB&TCM Comparative Company Index is comprised of ABF, CHRW, EAGL, EXPD, FDX, HUBG, and UPS

Company Overview

Ownership Profile - Champa Common Shares

Retail & Institutional Investors (1)		
Owner	*Shares Held*	*% of Shares Outstanding*
Austin W. Marxe	318,500	6.5%
Airborne Freight	304,688	6.2%
Wasatch Advisors	297,925	6.1%
Scudder Kemper	255,600	5.2%
Strong Capital	205,000	4.2%
Royce & Associates	123,900	2.5%
Westport Asset Management	70,000	1.4%
Merrill Lynch	28,155	0.6%
Security Management Company	15,000	0.3%
AXA Financial	4,600	0.1%
Rosenburg Institutional Investors	1,600	0.0%
Total	1,624,968	33.2%

Insiders (2)		
*Officers & Directors **	*Shares Held*	*% of Shares Outstanding*
Chairman	1,231,600	25.2%
President & CEO	1,225,055	25.0%
All Others	61,865	1.3%
All officers and directors as a group	2,518,520	51.4%

* Excludes shares which are issuable pursuant to options and warrants.

Estimated Retail Holdings (3)		
	Shares Held	*% of Shares Outstanding*
Retail Holdings	752,149	15.4%

Shares Outstanding = 4,895,637

Ownership Profile



Institutional
33.2%
Insiders
51.4%
Retail
15.4%

(1) As of latest 13F filing and Bloomberg data.
(2) As of 12/17/01; provided by Company.
(3) BBTCM estimated holding.

Champa Option & Warrant Schedule as of December 17, 2001

Option Class (1)	Number Outstanding	Exercise Price	In-the-Money Amount (2)	Incremental Shares (3)
Option Group A (4)	100,000	$7.70	$430,000	35,833
Option Group B (5)	100,000	7.00	500,000	41,667
Option Group C	65,250	7.00	326,250	27,188
Option Group D	6,000	7.00	30,000	2,500
Option Group E	2,000	7.97	8,060	672
Option Group F	13,650	8.20	51,870	4,323
All Options	286,900			112,182
Warrants	46,925	$8.40	$168,930	14,078
Total Options & Warrants				126,259
Common Shares Outstanding as of December 17, 2001				4,895,637
Fully Diluted Champa Shares Outstanding				**5,021,896**

(1) All option classes are either 100% vested or will vest upon change of control transaction
(2) Assuming $12 tender offer
(3) Treasury stock method
(4) Class A represents options granted to Champa Chairman
(5) Class B represents options granted to Champa President & CEO

Valuation

BBTCM has performed a valuation of Champa using the following methodologies:

- ***Comparable Publicly-Traded Companies Analysis*** - derives a value for Champa by analyzing how the public marketplace values similar publicly-traded companies. BBTCM identified 8 public companies that are comparable to Champa.

- ***Comparable Transactions Analysis*** - analyzes how acquirers value companies or assets similar to Champa. Although there has been a significant amount of M&A activity in the logistics and freight forwarding industry in recent years, detailed financial information is not publicly-available for the majority of these transactions. However, BBTCM identified 7 transactions for which information is available.

- ***Premiums Paid Analysis*** - analyzes the premiums paid at announcement over 1-day, 1-week, and 1-month historical stock prices for publicly-traded companies. Because there were only four applicable transactions in the logistics industry, we also examined all going private transactions since 1/1/99 with enterprise values of $50-$100 million.

- ***Discounted Cash Flow Analysis (DCF)*** - analyzes the future unlevered free cash flows for Champa for 2002-2006. These cash flows are discounted back to a present value at an appropriate rate and are added to a terminal value, which is determined by applying a multiplier to the Company's projected EBITDA in 2006 and discounting that value back to the present. This analysis was based on projections provided by Champa management.

For the Comparable Publicly-Traded Company Analysis, BBTCM has selected a universe of non-asset based and asset based logistics and airfreight companies.

- The selected companies are as follows:
  - Non-asset: CH Robinson / EGL, Inc. / Expeditors International / Hub Group / UTi Worldwide
  - Asset: Airborne Freight / FedEx Corporation / United Parcel Service

- Although the companies selected provide similar services to Champa, none of the companies utilized is identical to Champa.

- Champa is a considerably smaller company than the public comparables:
  - LTM net revenue of $53 million versus an average of $390 million for the non-asset based group and $17 billion for the asset based companies
  - Market capitalization of $46 million compared to an average greater than $1 billion for both comp sets

- It is important to note that Champa does not pay income taxes while effective tax rates for the comparable companies typically range from 37% to 40%, a potentially meaningful difference for the implied valuations that are based on Champa earnings.

- Due to its smaller size and lack of liquidity, it is appropriate to apply a discount to the valuation of Champa implied by the publicly-traded companies.

Valuation

Comparable Publicly-Traded Companies Analysis

$ in millions, except per share values

Company Name	Equity Value	Enterprise Value	Enterprise Value(1) / LTM Gross Revenue	Enterprise Value(1) / LTM Net Revenue	Enterprise Value(1) / LTM EBITDA	Enterprise Value(1) / LTM EBIT	P/E Multiples LTM	P/E Multiples 2001E	P/E Multiples 2002E	38% Tax Rate LTM	38% Tax Rate 2001E	38% Tax Rate 2002E
Airborne Freight Corp.	$711.9	$898.3	0.3x	NM	4.9x	NM	NM	NM	NM			
C.H. Robinson Worldwide, Inc.	$2,432.0	$2,345.4	NM	5.2x	15.6x	17.9x	30.6x	29.4x	25.5x			
EGL, Inc.	$678.0	$751.9	NM	1.1x	NM	NM	NM	NM	28.4x			
Expeditors International of Wash., Inc.	$2,939.3	$2,684.9	NM	4.4x	15.9x	18.6x	32.7x	32.4x	29.2x			
FedEx Corp.	$15,371.8	$17,219.8	0.9x	NM	7.1x	15.9x	25.8x	22.3x	17.9x			
Hub Group, Inc.	$78.6	$202.8	NM	1.1x	6.4x	13.7x	12.4x	10.9x	9.1x			
United Parcel Service, Inc.	$60,692.0	$62,501.0	2.1x	NM	11.6x	15.4x	24.9x	27.2x	27.2x			
UTi Worldwide, Inc.	$489.1	$442.6	NM	1.4x	10.0x	14.9x	21.1x	27.4x	20.2x			
Minimum:	$78.6	$202.8	0.3x	1.1x	4.9x	13.7x	12.4x	10.9x	9.1x			
Mean:	$10,424.1	$10,880.8	1.1x	2.7x	10.2x	16.1x	24.6x	24.9x	22.5x			
Median:	$1,571.9	$1,621.9	0.9x	1.4x	10.0x	15.6x	25.4x	27.3x	25.5x			
Maximum:	$60,692.0	$62,501.0	2.1x	5.2x	15.9x	18.6x	32.7x	32.4x	29.2x			
Champa (in millions except per share data)	$60.3	$82.9	$114.2	$53.2	$9.9	$6.8	$0.95	$1.00 (2)	$1.21 (2)	$0.63	$0.67	$0.81
Implied multiple @ $12.00 per share			0.5x	1.0x	5.3x	7.8x	12.6x	12.0x	9.9x	18.9x	18.0x	14.9x
Implied Per Share Equity Value												
Minimum:			$7.74	$13.34	$11.12	$20.09	$11.75	$10.91	$10.97	$7.83	$7.27	$7.31
Mean:			$25.77	$29.64	$21.60	$23.22	$23.35	$24.93	$27.21	$15.57	$16.62	$18.14
Median:			$21.42	$16.41	$21.15	$22.64	$24.08	$27.32	$30.82	$16.06	$18.21	$20.55
Maximum:			$48.14	$56.46	$32.76	$26.63	$31.10	$32.37	$35.35	$20.74	$21.58	$23.57
Implied Per Share Equity Value at 25% Discount												
Minimum:			$5.81	$10.01	$8.34	$15.07	$8.81	$8.18	$8.23	$5.87	$5.45	$5.49
Mean:			$19.32	$22.23	$16.20	$17.42	$17.52	$18.70	$20.41	$11.68	$12.47	$13.60
Median:			$16.06	$12.31	$15.86	$16.98	$18.06	$20.49	$23.11	$12.04	$13.66	$15.41
Maximum:			$36.10	$42.35	$24.57	$19.98	$23.33	$24.28	$26.51	$15.55	$16.18	$17.68

(1) Enterprise value is defined as equity market value plus net debt.

(2) Champa's FYE 2001 and 2002 earnings figures are BB T CM research estimates.

Source: Company Filings

Airborne Freight Corp., an express airfreight carrier, handles shipments of all sizes for customers throughout the world. Commonly known as Airborne Express, the company ranks #3 in domestic airfreight shipping, behind Federal Express and United Parcel Service. Airborne offers overnight express, next-day, and second-day delivery, as well as ocean shipping for customers seeking a cheaper method of international delivery.

C.H. Robinson Worldwide, Inc. provides international logistics and multimodal transportation (by truck, train, sea, and air) services by contracting a network of about 170 offices in Belgium, Canada, France, Italy, Mexico, Singapore, South Africa, Spain, the UK, and the US. It provides its transportation services (about 75% of sales) through a network of more than 14,000 independent transportation companies, mainly motor carriers. C.H. Robinson also sources fresh produce, which it markets under the name The Fresh 1, for grocery retailers and food service distributors. The company also offers Internet-based information services and electronic fund transfers.

EGL, Inc. provides airfreight forwarding and other transportation and logistics services, with an emphasis on expedited deliveries (next day or second day basis) utilizing a network of both domestic and international terminals. Besides air freight forwarding, the Company's services include local pickup and delivery, truck brokerage, customs brokerage, air charter services, ocean freight services, computer-based shipping systems, electronic data interchange, custom shipping reports, computerized tracking of shipments via the Internet, warehousing, and cargo assembly and protective packing and crating.

Expeditors International of Wash., Inc. is an international freight forwarder and consolidator. The company also acts as a customs broker for air and ocean freight shipped by its customers and offers cargo insurance, distribution management services, and customized logistics information. Expeditors International maintains offices and service centers in Africa, Australia, Europe, Latin America, New Zealand, North America and the Near, Middle, and Far East.

FedEx Corporation, formerly FDX Corporation, is a global provider of transportation, logistics, e-commerce and supply chain management services. The Company offers integrated business solutions through a network of subsidiaries operating independently, including FedEx Express, an express transportation company, FedEx Ground, a small package ground delivery service, FedEx Custom Critical, a provider of expedited time-critical shipments, FedEx Global Logistics, an integrated logistics, technology and transportation-solution company, and Viking Freight, a less-than-truckload carrier operating principally in the western United States.

Hub Group, Inc. is one of the US's largest intermodal marketing companies. The company takes the hassle of transporting goods off its customers' hands by providing for the uninterrupted movement of freight between different types of carriers, including cargo ships, railroads, and trucks. It also provides North American shipping services for international cargo and offers logistics and highway brokerage services. In addition, the company electronically tracks freight in transit, consolidates billing, and handles insurance claims in the event of loss or damage.

United Parcel Service of America, Inc. is primarily engaged in the delivery of packages and documents throughout the United States and in over 200 other countries and territories. UPS delivers 12 million packages per day through air and ground delivery, including early-morning, same-day, and next-day air. UPS also provides logistics services, such as supply warehousing and truck leasing, Internet document delivery, and other e-commerce services.

UTi Worldwide Inc. is a global, non-asset-based supply chain management business providing supply chain logistics services and planning and optimization solutions. The Company's services include freight forwarding, customs brokerage and warehousing services, which include the coordination of shipping and the storage of raw materials, supplies, and finished goods. Through its supply chain planning and optimization services, the Company assists clients in designing and implementing systems that improve the predictability and visibility and reduce the overall cost of their supply chain. The Company has a large, diverse base of global customers ranging from multinational enterprises to smaller local businesses.

There have been a large number of transactions in the general logistics / freight forwarding industry over the last several years, however, many of the deals were smaller in size and no public information exists. We have cited publicly disclosed transactions where meaningful information is available.

- It is important to note that all of the buyers on the list of representative transactions are strategic in nature and often can and do pay more for their acquisitions due to potential synergies that may exist with the target.

- We believe that the net revenue is the most applicable metric because EBITDA and Operating Income (EBIT) multiples can be skewed to the high-side if the target is under-performing and if the buyer can yield synergies from bringing operating efficiencies to the target.

- We have chosen to focus on 7 industry transactions; details follow on the next page.
  - Of note, Champa's proposed transaction value is significantly smaller than the median and average transaction sizes of the comparable acquisitions.

Valuation

Comparable Transactions Analysis

$ in millions, except per share values

Acquiror Name	Target Name	Equity Value	Enterprise Value	Enterprise Value / LTM Net Revenue	Enterprise Value / LTM EBITDA	Enterprise Value / LTM EBIT	Equity Value/ LTM Net Income	38% Tax Rate
United Parcel Services, Inc.	Fritz Companies, Inc.	$435.9	$473.8	0.8x	8.3x	15.5x	25.4x	
EGL, Inc.	Circle International Group, Inc.	$606.6	$595.5	1.5x	11.2x	17.7x	24.9x	
Ocean Group Plc	Exel Plc, formerly NFC Plc	$2,200.0	$2,535.0	2.3x	25.1x	40.7x	NM	
Deutsche Post	Air Express International, Inc.	$1,140.0	$1,148.6	2.3x	13.5x	17.9x	26.0x	
Ocean Group Plc	Mark VII Inc.	$219.5	$220.1	2.4x	10.5x	11.8x	19.1x	
Deutsche Post	Danzas	$833.1	$924.0	0.8x	9.3x	20.8x	20.4x	
U.S. Freightways Corp.	Golden Eagle Group, Inc.	$28.5	$33.7	0.4x	27.3x	47.4x	NM	
	Minimum:	**$28.5**	**$33.7**	**0.4x**	**8.3x**	**11.8x**	**19.1x**	
	Mean:	**$780.5**	**$847.2**	**1.5x**	**15.0x**	**24.6x**	**23.2x**	
	Median:	**$606.6**	**$595.5**	**1.5x**	**11.2x**	**17.9x**	**24.9x**	
	Maximum:	**$2,200.0**	**$2,535.0**	**2.4x**	**27.3x**	**47.4x**	**26.0x**	
	Champa Data (in millions)	**$60.3**	**$52.9**	**$53.2**	**$9.9**	**$6.8**	**$4.7**	**$3.2**
	Implied multiples @ $12.00 per share			**1.0x**	**5.3x**	**7.8x**	**12.7x**	**19.0x**
	Implied Per Share Equity Value							
	Minimum:			**$5.69**	**$17.82**	**$17.48**	**$18.05**	**$12.04**
	Mean:			**$17.29**	**$31.08**	**$34.74**	**$21.90**	**$14.60**
	Median:			**$17.36**	**$23.53**	**$25.79**	**$23.55**	**$15.70**
	Maximum:			**$26.77**	**$55.16**	**$65.72**	**$24.59**	**$16.40**

Note: All deals give the acquirer 100% ownership of the target

Premiums Paid Analysis compares the premiums paid at announcement over 1-day, 1-week, and 1-month historical stock prices for publicly-traded companies. Our analysis includes two sets of data:

- Recent acquisitions of publicly-traded logistics companies (4 transactions)

- Because there have been very few acquisitions of publicly-traded logistics companies, we also chose to examine a broader group of deals for the premiums paid analysis:
  - All going-private transactions with enterprise values of $50-$100 million since 1/1/1999

There are only four recent industry transactions that can be analyzed for premiums paid.

Champa closing prices	1/2/2002	12/26/2001	12/4/2001
	$10.10	$9.50	$8.55

Champa premium @ $12.00 per share	18.8%	26.3%	40.4%

Date Announced	Date Effective	Target	Acquiror	Equity Value ($mm)	Premium over 1 Day Prior	1 Week Prior	1 Month Prior
01/10/01	05/24/01	Fritz Cos. Inc.	United Parcel Service, Inc.	$436.1	68.6%	67.9%	74.0%
07/03/00	10/03/00	Circle International Group	EGL, Inc.	$555.8	23.4%	43.3%	51.2%
11/15/99	02/15/00	Air Express International, Inc.	Deutsche Post	$1,140.0	0.1%	3.9%	27.2%
07/27/99	09/02/99	Mark VII Inc.	Ocean Group Plc	$206.9	27.4%	31.4%	40.4%
			Minimum:	$206.9	0.1%	3.9%	27.2%
			Median:	$496.0	25.4%	37.4%	45.8%
			Mean:	$584.7	29.8%	36.6%	48.2%
			Maximum:	$1,140.0	68.6%	67.9%	74.0%

Implied Champa per share valuation	1 Day Prior	1 Week Prior	1 Month Prior
Minimum:	$10.11	$9.87	$10.88
Median:	$12.66	$13.05	$12.47
Mean:	$13.11	$12.98	$12.67
Maximum:	$17.02	$15.95	$14.88

Premiums paid on transactions of similar size and nature:

	1/2/2002	12/26/2001	12/4/2001
Champa closing price	$10.10	$9.50	$8.55

Premium @ $12.00 per share	18.8%	26.3%	40.4%

Going Private/MBO Transactions with $50-$100 mm Enterprise Value
Since 1/1/99 - 16 Deals

	Equity Value	1 Day Premium	1 Week Premium	1 Month Premium
Minimum:	$4.7	4.3%	(5.3%)	(9.3%)
Mean:	$45.7	28.9%	31.5%	43.3%
Median:	$43.2	24.0%	27.4%	33.8%
Maximum:	$96.0	79.8%	81.8%	142.8%

Implied Champa per share valuation

Minimum:	$10.54	$9.00	$7.75
Mean:	$13.01	$12.49	$12.25
Median:	$12.53	$12.10	$11.44
Maximum:	$18.16	$17.27	$20.76

At the request of the independent directors, BBTCM prepared a discounted cash flow analysis based upon the following assumptions and methodology:

- Five year projections were prepared by Champa management:
  - Management had not previously maintained 5-year projections and prepared them specifically at our request
  - BBTCM subsequently had a diligence conference call with management regarding the projections
- Annual cash flow values were calculated by adjusting unlevered net income to reflect non-cash items such as depreciation and amortization as well as changes in working capital and capital expenditures.
- A range of terminal values was calculated in year five by applying a multiple to projected EBITDA
  - Range of 5.5x to 9.5x based upon comparable companies
- A weighted average cost of capital (WACC) for Champa of 18.5% was calculated using a build-up method based upon data from Ibbotson Associates.
  - BBTCM used a range centered around 20% to take into account the additional perceived risk associated with conducting business in the Middle East

Champa management provided the following financial projections for use in the Discounted Cash Flow Analysis.

$ in thousands	Fiscal Year Ending December 31,				
	2002	**2003**	**2004**	**2005**	**2006**
Total revenue	**$125,422**	**$134,839**	**$145,021**	**$156,034**	**$167,949**
%growth	*7.5%*	*7.5%*	*7.6%*	*7.6%*	*7.6%*
Total cost of services	67,546	72,884	78,670	84,941	91,741
Gross Profit	**57,876**	**61,955**	**66,352**	**71,093**	**76,208**
%margin	*46.1%*	*45.9%*	*45.8%*	*45.6%*	*45.4%*
Operating expenses	16,284	17,424	18,644	19,949	21,345
Selling, general & administrative	34,559	37,078	39,624	42,397	45,465
Total operating expenses	50,843	54,502	58,267	62,346	66,810
Operating Income	7,033	7,453	8,084	8,747	9,398
%margin	*5.6%*	*5.5%*	*5.6%*	*5.6%*	*5.6%*
Other income (expense)	(300)	(50)	(50)	(50)	(50)
Income before minority & income tax	6,733	7,403	8,034	8,697	9,348
Income Tax	471	518	562	609	654
Minority Interests	800	850	850	900	950
Net Income	**$5,462**	**$6,035**	**$6,622**	**$7,188**	**$7,744**
%margin	*4.4%*	*4.5%*	*4.6%*	*4.6%*	*4.6%*
Depreciation & amortization	2,985	3,104	3,197	3,261	3,294
Capital Expenditures	2,400	2,300	2,200	2,100	2,000

Implied per Share Valuation of Champa

Terminal EBITDA Multiple	Discount Rate 15.0%	17.5%	20.0%	22.5%	25.0%
5.5x	$12.30	$11.35	$10.51	$9.77	$9.10
6.0x	$12.92	$11.91	$11.02	$10.22	$9.51
6.5x	$13.55	$12.48	$11.53	$10.68	$9.93
7.0x	$14.18	$13.04	$12.04	$11.14	$10.34
7.5x	$14.81	$13.61	$12.54	$11.60	$10.76
8.0x	$15.44	$14.17	$13.05	$12.06	$11.17
8.5x	$16.07	$14.74	$13.56	$12.51	$11.59
9.0x	$16.69	$15.30	$14.07	$12.97	$12.00
9.5x	$17.32	$15.86	$14.57	$13.43	$12.41

Conclusion

Conclusion

Summary Valuation


Offer Price of $12.00
Comparable Companies (with Discount)
Enterprise Value / Gross Revenue
Enterprise Value / Net Revenue
Enterprise Value / EBITDA
Enterprise Value / EBIT
Equity Value / LTM Earnings
Equity Value / 2001E Earnings
Equity Value / 2002E Earnings
Comparable Transactions
Enterprise Value / Net Revenue
Enterprise Value / EBITDA
Enterprise Value / EBIT
Equity Value / Net Income
Premiums Paid - Going Private
Premium Over 1-Day
Premium Over 1-Week
Premium Over 1-Month
Premiums Paid - Industry
Premium Over 1-Day
Premium Over 1-Week
Premium Over 1-Month
Discounted Cash Flow
$0 $6 $12 $18 $24 $30 $36 $42 $48 $54 $60 $66

In reaching our opinion, we considered the following factors:

- The proposed purchase price of $12 per share falls within the implied valuation range of Champa using several different valuation techniques.

- Qualitative factors exist that give us reason to adjust downward the implied valuation of Champa:
  - Reduced liquidity due to relatively small market capitalization / lack of float
  - The political unrest in the Middle East

- Furthermore, over the past several years, management of Champa had detailed discussions with at least two large, strategic suitors, neither of whom indicated they would be willing to pay more than $12 per share due in part to the factors cited above.

On the basis of our analyses and review and in reliance on the accuracy and completeness of the information furnished to us, it is our opinion that, as of the date hereof, the consideration to be received in the Merger is fair from a financial point of view to the stockholders of Champa.

Draft Opinion Letter